

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 16, 2010

Paul D. Thompson, President
Mexus Gold US
P.O. Box 235472
Encinatas CA 92024

RE: Mexus Gold US (formerly Action Fashions, Ltd.)
Form 10-K for the fiscal year ended March 31, 2009
File No.: 0-52413

Dear Mr. Thompson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services